

December 11, 2013

Via E-mail
John Falhberg
President
TravelSafe, Inc.
12926 Morehead
Chapel Hill, NC 27517

> **Re: TravelSafe, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed December 6, 2013**
> **File No. 333-191443**

Dear Mr. Falhberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your registration statement to include interim financial statements for the period ended October 31, 2013 required after December 12, 2013, or 134 days from your financial statements dated July 31, 2013.

2. Please revise your disclosure to state <u>throughout</u> the registration statement that shares will be sold at a fixed price for the duration of the offering and the selling shareholders are underwriters. We note, for example, that the disclosures in the Terms of the Offering and Plan of Distribution sections are not consistent with the revisions to the prospectus cover page. Revise to include consistent disclosure regarding the requirements for resales under Rule 144(i) as well.

Risk Factors, page 4

We are deemed a "shell company" and as such our shares may not be saleable…, page 10

3. Please revise this risk factor to disclose the conditions that must be met under Rule 144(i) before resales can be made under Rule 144.

You may contact Robert Shapiro, Staff Accountant, 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC